Exhibit 99.1

ASX ANNOUNCEMENT

23 November 2015

Genetic Technologies Announces Publication Validating BREVAGenplus® Testing for African-American and Hispanic Women

Melbourne, Australia, 23 November 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) announced today the publication of results from an important scientific validation study evaluating the BREVAGenplus® breast cancer risk assessment test and, specifically, its applicability to African-American and Hispanic women. The results are published online first in Breast Cancer Research & Treatment on 20 November 2015, in a paper entitled “SNPs and Breast Cancer Risk Prediction for African-American and Hispanic Women.” To review the article, please visit http://link.springer.com/article/10.1007/s10549-015-3641-7

The study was first authored by Dr. Richard Allman in collaboration with an international team of experts, in the field of cancer genetics. The study investigated the impact of 75 single nucleotide polymorphisms (SNPs) on the predictive accuracy of the Breast Cancer Risk Assessment Tool (Gail Model) (BCRAT) and the IBIS (Tyrer-Cuzick) breast cancer risk assessment models. The authors studied 7,539 African-American and 3,363 Hispanic women from the Women’s Health Initiative. This new study demonstrates that including information from the SNPs associated with breast cancer risk improves the discriminatory accuracy of BCRAT and IBIS for both African-American and Hispanic women. The SNPs used in this study were predominantly identified by discovery studies in Caucasian women and the resultant SNP risk scores derived are likely to improve further as more detailed genetic mapping studies are conducted across populations.

The publication was co-authored by highly respected experts in the field of cancer genetics including Professor Charles Kooperberg, of The Fred Hutchinson Cancer Research Centre, Seattle, Professor Rowan Chlebowski, Medical Oncologist, Los Angeles Biomedical Research Institute at Harbor - UCLA Medical Centre and Dr Ora Gordon, Director of Medical Genetics, Providence Medical Centre and Professor of Genetics, John Wayne Cancer Institute, California and Professor John Hopper, of The University of Melbourne.

“African-American and Hispanic women represent a very large and underserved population in the context of healthcare in the U.S. and I’m extremely pleased that we are able to offer the BREVAGenplus test to as many of these women as possible. Furthermore, today’s announcement is indicative of our commitment to reinvigorate the pathway to peer reviewed publications as we continue execute on the initiative announced earlier in the year to improve upon the already existing scientific evidence base for BREVAGenplus,” commented, Mr. Eutillio Buccilli, Chief Executive Officer of Genetic Technologies Limited.

The Company’s first generation test, BREVAGen™, initially comprised of 7 single nucleotide polymorphisms (SNPs) combined with the NCI’s Breast Cancer Risk Assessment Tool (BCRAT), in an easy-to-use predictive risk test for Caucasian women at risk of developing sporadic, or non-hereditary breast cancer. As more SNPs were discovered, the genetic component of the BREVAGenplus test was increased 10-fold and its applicability expanded to include African-American and Hispanic women. The results from the present study provides scientific supporting evidence that the addition of SNP information also improves the predictive accuracy of two commonly used breast cancer risk assessment models for both African-American and Hispanic women. These groups of women comprise increasing proportions of the U.S. population and are both under-represented in scientific literature and the U.S. health care system. The results from this study are important to physicians in that it allows them to better target and develop individualised breast cancer prevention and screening strategies for more of their patients.

The Company recognises that scientific and clinical study data are key drivers for test adoption by physicians and the major breast health centres and also for securing wider payer coverage. This publication provides compelling scientific evidence that supports the use of BREVAGenplus testing for African-American and Hispanic women. The next step for the Company is to confirm those potential health improvements in clinical studies, the first of which is scheduled to begin in Q2 FY16 with completion expected before the end of FY16. Two longer-term clinical trials are also expected to commence within the current financial year and are designed to run for up to two years. One of the longer term studies will be prospective in design looking at patient outcomes, with the other being retrospective, assessing the impact of the test on MRI screening rates. These studies combined are designed to inform the medical community of the measureable improvements in health outcomes associated with BREVAGenplus testing.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040